Alternative Liquidity Capital

February 1, 2024

Via EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, DC 20549

RE: Alternative Liquidity Index LP

Sinovac Biotech Ltd.

Schedule TO-T filed January 8, 2024

File No. 005-79318

On behalf of Alternative Liquidity Index LP (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your January 19 letter (the “Comment Letter”) concerning the above referenced filing.

Comment #1:  What are the Purchaser's future intentions concerning the Company?, page 0

1.We note that Purchaser made an additional offer for these shares in August 2023. Please revise to state (including price paid per shares and number of shares purchased in that offer), and to indicate whether you intend to make additional offers after this one. Provide the same expanded disclosure under "Future Plans" later in the Offer to Purchase, and in any future offers for these securities.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #2:  4. Procedures for Accepting This Offer and Tendering Shares, page 0

2.We note your statement that "All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding." Please revise this and similar statements throughout your materials (such as in Sections 5 and 12) to remove the implication that shareholders may not challenge your determinations and interpretations in a court of competent jurisdiction.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #3: 6. Effects of the Offer, page 0

3.Please revise the first sentence of this section to clarify whether you believe the provisions of the Company's Articles of Incorporation do or do not restrict transfers of shares pursuant to the offer.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #4: 6. Effects of the Offer, page 0

4.Refer to the following statement in the last paragraph of this section: "The foregoing conditions are for our sole benefit and in our sole discretion may be waived only by us, in whole or in part, at any time before the Expiration Date. Our failure to exercise any of the conditions does not represent a waiver of our rights to exercise such conditions, which we may choose to enforce at any time." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #5: 12. Conditions to this Offer, page 0

5.Refer to clauses (a)(ii) and (v) in this section. Reserving the right to determine satisfaction of an offer condition in the sole judgement or sole discretion of the bidder may render the offer illusory, in contravention of Regulation 14E. Please revise to include a standard of reasonableness. See Compliance and Disclosure Interpretation Question 101.01 under Tender Offer Rules and Schedules (March 17, 2023).

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #6: We note your statement at the top of the cover page of the Offer to Purchase that the offer, proration period, and the withdrawal rights will "EXPIRE AT 11:59 P.M. MIDNIGHT, NEW YORK CITY TIME, February 21, 2024." In future filings, please revise to clarify whether the expiration is at 11:59 p.m. or at midnight.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #7: Please revise your disclosure to include the information required by Item 3 of Schedule TO and Item 1003(a) - (c) of Regulation M-A for any filing person and any person specified in General Instruction C of Schedule TO. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years). In addition, please provide the information required by Items 5-8 of Schedule TO for all persons or entities specified in General Instruction C.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO in response to the Staff’s comment.

Comment #8: We note the following disclosure on the cover page of the Offer to Purchase: "Any dividends paid after Expiration Date or such other date to which the Offer may be extended by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser." Please be aware that if the Offer price is offset by dividends paid, this would represent a change in the Offer price requiring that the Offer remain open for at least ten business days after notice of the change is disseminated to target shareholders. See Rule 14e-1(b). Please revise to clarify.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the

Amended Schedule TO to clarify that the purchase price will not be offset by dividends paid in response to the Staff’s comment.

Comment #9: Refer to Item 10 of Schedule TO and Instruction 2 to that Item. Since this is a partial offer by a non-reporting bidder, explain why the Purchaser's financial statements are not material.

Response: The Purchaser respectfully submits that the financial statement disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to offerees in the tender offer. The tender offer will be funded through the existing capital of the Purchaser. As disclosed in the Offer to Purchase contained in the Purchaser’s original Schedule TO filing (the “Offer to Purchase”), the Purchaser has sufficient funded capital to fulfill its total commitments assuming 100% participation in the tender offer.

Further, the Purchaser intends to conduct the tender offer as a means of providing liquidity to holders of a relatively illiquid investment, and does not expect full participation in the tender offer. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, as amended, the Purchaser would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Due to the lack of liquidity of the issuer’s common stock, which is suspended from trading on an exchange, the uncertainty as to the underlying value of those shares and the issuer’s assets, and the extraordinary per share costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuer. It is therefore anticipated that only those shareholders who have an immediate need for liquidity will seek to sell their shares. Based on the past experience of both the Purchaser and others who have tendered for illiquid securities in similar circumstances, the Purchaser does not reasonably expect to receive more than 10% to 25% of the total number of securities sought and may receive substantially less than that. Of course, the Purchaser could have conducted a tender offer for 100% of the issuer’s securities and would not have expected a different response, but such a tender would have been unrealistic given the Purchaser’s financial capacity. Accordingly, while the Purchaser is prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the Purchaser. This offer is for immediate cash payment and no securities of the Purchaser are to be used. Therefore, no evaluation of the Purchaser’s securities or credit risk is relevant to this offer.

Finally, the Purchaser neither seeks control of the issuer, nor would it gain control of the issuer if it were successful in purchasing all securities sought in the tender offer. Therefore, an evaluation of the Purchaser’s financial condition in the context of a change of control is irrelevant, especially given that the offer has been structured based on the expectation that tendering shareholders will constitute a far lower percentage of the total shares outstanding than the total amount of the tender offer.

Given the circumstances and terms of this tender offer, to require inclusion of Purchaser financial statements for the offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer to Purchase. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure.

Comment #10: 9. Information Concerning the Purchaser, page 0

10.See our comments above. Please disclose the control persons of the Purchaser, which is a limited partnership formed in 2021 to make investments in non-traded securities. See General Instruction C to Schedule TO.

Response: The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the Amended Schedule TO in response to the Staff’s comment.

If you have any questions or additional comments, please call me at the number set forth above or email me at jacobmohs@alternativeliquidity.net.

Sincerely,

Alternative Liquidity Index LP

By: Alternative Liquidity GP LLC, its General Partner

/s/ Jacob Mohs

Jacob Mohs, Managing Member of the General Partner